Pricing Supplement dated February 2, 2010 (To the Prospectus dated January 11, 2010; Prospectus Supplement dated January 11, 2010; and Product Prospectus Supplement dated January 11, 2010)

$4,040,000 Reverse Convertible Notes due May 6, 2010 Linked to the Common Stock of a Single Reference Stock Issuer

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus January 11, 2010, the product prospectus supplement dated January 11, 2010 and the prospectus supplement dated January 11, 2010.

General:	This pricing supplement relates to three (3) Reverse Convertible Notes (“RevCons”) offerings. The Notes offered hereby are collectively referred to as the “Notes”.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series D

Pricing Date:	February 2, 2010

Issuance Date:	February 5, 2010

Valuation Date:	May 3, 2010

Maturity Date:	May 6, 2010

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Deposit Currency	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)

Coupon Payment Date (s):
The coupon will be paid on the 5th day of each month, unless that day is not a business day, in which case the coupon payment date will be the following day that is a business day.  The final coupon will be paid on the Maturity Date.

RevCon No.	Principal Amount	Reference Stock	Ticker	Coupon Rate	Strike Price	Barrier Price	Term	CUSIP

1818	$2,500,000	The Hartford Financial Services Group, Inc.	HIG	16.65%	$25.39	$17.77	3 month	78008HWL0

1819	$540,000	McMoRan Exploration Co.	MMR	32.35%	$16.41	$12.31	3 month	78008HWM8

1820	$1,000,000	TRW Automotive Holdings Corp.	TRW	12.00%	$24.70	$14.75	3 month	78008HWN6

Term:	As set forth above

Initial Share Price:	As set forth above

Final Share Price:	The price of the Reference Stock on the Valuation Date, as quoted on the principal national securities exchange (or any successor) on which that security is listed for trading.

Payment at Maturity (if held to maturity):	For each $1,000 Principal Amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless:

(i) the Final Stock Price is less than the Initial Stock Price; and

(ii) (a) for notes subject to Intra-Day Monitoring, at any time during the Monitoring Period, the trading price of the Reference Stock is less than the Barrier Price, or

(b) for notes subject to Close of Trading Day Monitoring, on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the Principal Amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value thereof.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Investors in these Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date

Monitoring Method:	Close of Trading Day

Physical Delivery Amount:
For each $1,000 Principal Amount, a number of shares of the Reference Stock equal to the Principal Amount divided by the Initial Share Price.  If this number is not a round number then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of their Notes prior to maturity may be less than the Principal Amount of such Notes.

Calculation Agent:	The Bank of New York

Listing:	None

Settlement:	DTC global notes

Terms Incorporated In the Master Note
All of the terms appearing above the item captioned “Secondary Market” on the cover page of this pricing supplement and the terms appearing under the caption “Specific Terms of the Reverse Convertible Notes” in the product supplement with respect to reverse convertible notes dated January 11, 2010.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific To Your Notes” beginning on page PS-1 of the product prospectus supplement dated January 11, 2010 and “Selected Risk Considerations” in this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities  laws of Hong Kong) will be issued other than with respect to Notes which are  or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you will experience an immediate and substantial decline in the value of your Notes on the issue date.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada

RevCon #1818	100%	0.50%	99.50%
	$2,500,000	$12,500	$2,487,500

RevCon #1819	100%	1.25%	98.75%
	$540,000	$6,750	$533,250

RevCon #1820	100%	.95%	99.05%
	$1,000,000	$9,500	$990,500

RBC Capital Markets Corporation
February 2, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement dated January 11, 2010, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

•	Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

•	Product Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000082/m110100424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only.  Assumptions in each of the examples are purely fictional and do not relate to any actual Reference Stock performance.  The hypothetical terms do not represent the terms of an actual Note and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the Reference Stock performance.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming an Initial Share Price of $100, a Barrier Price of 70% and an initial investment of $1,000. Hypothetical Final Share Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Share Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Stock does not fall below the Barrier Price at any time during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Stock does fall below the Barrier Price during the Monitoring Period.  The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Share Price	If the closing market price of the Reference Stock does not fall below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	If the closing market price of the Reference Stock falls below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$200	100.00%	100.00%	n/a	n/a
$175	100.00%	100.00%	n/a	n/a
$150	100.00%	100.00%	n/a	n/a
$125	100.00%	100.00%	n/a	n/a
$100	100.00%	100.00%	n/a	n/a
$90	100.00%	Physical or Cash Delivery Amount	10	$900
$80	100.00%	Physical or Cash Delivery Amount	10	$800
$70	100.00%	Physical or Cash Delivery Amount	10	$700
$69.50	n/a	Physical or Cash Delivery Amount	10	$695
$60	n/a	Physical or Cash Delivery Amount	10	$600
$50	n/a	Physical or Cash Delivery Amount	10	$500
$40	n/a	Physical or Cash Delivery Amount	10	$400
$0.00	n/a	Physical or Cash Delivery Amount	10	$0.00

The payments at maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous.  The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement dated January 11, 2010.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying product prospectus supplement dated January 11, 2010.

Selected Purchase Considerations

•
Market Disruption Events and Adjustments —The Payment at Maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement dated January 11, 2010.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Reverse Convertible Notes—Consequences of Market Disruption Events” in the product prospectus supplement dated January 11, 2010.

•	Principal At Risk — Investors in these Notes could lose some or a substantial value of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

•	Certain U.S. Federal Income Tax Considerations:

•
RevCon 78008HWL0 (HIG):  0.25% of each stated interest payment (16.65% in total) will be treated as an interest payment and 16.40% of each stated interest payment (16.65% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HWM8 (MMR):  0.25% of each stated interest payment (32.35% in total) will be treated as an interest payment and 32.10% of each stated interest payment (32.35% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HWN6 (TRW):  0.25% of each stated interest payment (12.00% in total) will be treated as an interest payment and 11.75% of each stated interest payment (12.00% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

For further discussion of the tax consequences applicable to an investor, please see the accompanying prospectus dated January 11, 2010, prospectus supplement dated January 11, 2010 and product prospectus supplement dated January 11, 2010.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement dated January 11, 2010.  In addition to the risks described in the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010, you should consider the following:

•
You May Lose Some or All of Your Principal Amount — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Stock directly.  If the Reference Stock performance is not positive, you may receive a payment at maturity of less than the Principal Amount of your Notes.

•
The Inclusion in the Purchase Price of the Notes of A Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

Information Regarding the Issuers of the Reference Stocks

The Reference Stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

•	The Hartford Financial Services Group, Inc. provides a range of insurance products. The Company's products include property and casualty insurance, annuities, life insurance, investment services, and group insurance. Hartford Financial operates around the world.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-13958

•
McMoRan Exploration Co., through its subsidiary, McMoRan Oil & Gas LLC, engages in the exploration, development, and production of oil and natural gas offshore in the Gulf of Mexico and onshore in the Gulf Coast area. It also engages in the incorporation of 3-D seismic interpretation, offshore drilling to total depths, and horizontal drilling.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-07791

•
TRW Automotive Holdings Corp. supplies automotive systems, modules, and components to global autmotive vehicle manufacturers and related after markets. The Company’s products include active and passive safety related products. TRW’s products are primarily used in the manufacture of light vehicles.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-31970

Historical Information

The graphs below set forth the historical performance of the Reference Stocks.  In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock.  The information provided in each table is for the four calendar quarters of 2006, 2007, 2008, and 2009 as well as for the period from January 1, 2010 through February 2, 2010.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the price of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	89.49	79.24	80.55
4/1/2006	6/30/2006	94.03	80.14	84.6
7/1/2006	9/29/2006	88.51	79.55	86.75
9/30/2006	12/29/2006	93.75	83.78	93.31

1/1/2007	3/30/2007	97.95	90.3	95.58
3/31/2007	6/29/2007	106.23	94.8733	98.51
6/30/2007	9/28/2007	100.56	83	92.55
9/29/2007	12/31/2007	99.21	86.35	87.19

1/1/2008	3/31/2008	87.88	63.98	75.77
4/1/2008	6/30/2008	79.88	64.4	64.57
7/1/2008	9/30/2008	72.29	31.26	40.99
10/1/2008	12/31/2008	40.01	4.16	16.42

1/1/2009	3/31/2009	19.91	3.33	7.85
4/1/2009	6/30/2009	18.87	7.16	11.87
7/1/2009	9/30/2009	29	10	26.5
10/1/2009	12/31/2009	29.59	22.89	23.26

1/1/2010	2/2/2010	28.59	23.51	25.39

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	21.12	16.77	17.84
4/1/2006	6/30/2006	19.63	14.37	17.6
7/1/2006	9/29/2006	19.42	16.6	17.74
9/30/2006	12/29/2006	18.46	13.95	14.22

1/1/2007	3/30/2007	15.53	11.01	13.71
3/31/2007	6/29/2007	15.73	12.51	14
6/30/2007	9/28/2007	17.93	12.94	13.45
9/29/2007	12/31/2007	15.81	10.7	13.09

1/1/2008	3/31/2008	18.62	12.5	17.29
4/1/2008	6/30/2008	35.521	17.01	27.52
7/1/2008	9/30/2008	29.875	19.55	23.64
10/1/2008	12/31/2008	23.26	7.39	9.8

1/1/2009	3/31/2009	12.35	3.14	4.7
4/1/2009	6/30/2009	7.71	4.26	5.96
7/1/2009	9/30/2009	9.35	4.72	7.55
10/1/2009	12/31/2009	9.78	6.77	8.02

1/1/2010	2/2/2010	16.85	8.18	16.41

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	29.15	22.91	23.3
4/1/2006	6/30/2006	28.6099	22	27.28
7/1/2006	9/29/2006	28.22	22.74	24.07
9/30/2006	12/29/2006	26.89	18.88	25.87

1/1/2007	3/30/2007	35.97	25.64	34.82
3/31/2007	6/29/2007	42.3	34.68	36.83
6/30/2007	9/28/2007	38.95	26.67	31.68
9/29/2007	12/31/2007	33.52	20.66	20.9

1/1/2008	3/31/2008	25.48	18.35	23.37
4/1/2008	6/30/2008	29.56	18.39	18.47
7/1/2008	9/30/2008	21.85	15.17	15.91
10/1/2008	12/31/2008	15.69	2.06	3.6

1/1/2009	3/31/2009	4.79	1.38	3.22
4/1/2009	6/30/2009	12.2	3	11.3
7/1/2009	9/30/2009	20.94	10.91	16.75
10/1/2009	12/31/2009	25.52	14.71	23.88

1/1/2010	2/2/2010	26.76	22.71	24.66

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about February 5, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 11, 2010, prospectus supplement dated January 11, 2010 and product prospectus supplement dated January 11, 2010 and is subject to the limitations and exceptions set forth therein.  This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

Based on the current administrative practices and policies of the Canada Revenue Agency, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the “Act”) to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm’s length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

Anti-dilution Adjustments

Anti-dilution adjustments shall be determined according to “General Terms of the Reverse Convertible Notes—Anti-dilution Adjustments” beginning on page PS-10 of the product prospectus supplement dated January 11, 2010, except that, in connection with reverse stock splits, the Initial Reference Stock Price will not be adjusted, unless the reverse stock split occurs after the Pricing Date and on or before the Valuation Date.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

$4,040,000

Royal Bank of Canada

Senior Global Medium-Term Notes, Series D

Reverse Convertible Notes due May 6, 2010

February 2, 2010